Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Broad Street Realty, Inc.

Bethesda, Maryland

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 15, 2021, relating to the consolidated financial statements and schedule of Broad Street Realty, Inc. (the “Company”) appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of the Company of our report dated August 20, 2021, relating to the combined statement of revenues and certain operating expenses of the Acquired Properties for the year ended December 31, 2020, which appears in the Company’s Current Report on Form 8-K/A filed with the SEC on August 20, 2021.

/s/ BDO USA, LLP

Potomac, Maryland

October 6, 2021